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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 13, 2003

ALLIED DOMECQ PLC

(Exact name of Registrant as specified in its Charter)

ALLIED DOMECQ PLC

(Translation of Registrant's name into English)

The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS13 8AR
England

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

        Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes: ☐        No: ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Allied Domecq Wines Australia Pty Ltd (ACN 106 330 394)
Third Supplementary Bidder's Statement

1      Introduction

This document is a supplementary bidder's statement. It is the third supplementary bidder's statement issued by Allied Domecq Wines Australia Pty Ltd (ACN 106 330 394) (Bidder) (a wholly owned subsidiary of Allied Domecq PLC (registered in England and Wales under company number 3771147) (Allied Domecq) in relation to Bidder's off-market takeover bid for all the Peter Lehmann Wines Limited (ACN 059 347 910) (PLW) shares (the Offer) (Third Supplementary Bidder's Statement).

This Third Supplementary Bidder's Statement supplements, and should be read together with, Bidder's:

  •
  bidder's statement dated 22 September 2003 (Original Bidder's Statement);

  •
  first supplementary bidder's statement dated 24 September 2003 (which, among other things, annexed a copy of the letter from the Chief Executive of Allied Domecq sent together with the Original Bidder's Statement); and

  •
  second supplementary bidder's statement dated 26 September 2003 (which among other things, noted the satisfaction of the condition in paragraph 9.6(b) of the Original Bidder's Statement (FIRB approval)).

2      Additional information

2.1   Freeing offer from all defeating conditions

On 9 October 2003, Bidder announced that the Offer had been freed from the conditions in section 9.6(a) and 9.6(c) to 9.6(g) (inclusive) of the Original Bidder's Statement.

A copy of this announcement is annexed to this Third Supplementary Bidder's Statement as Annexure A.

As a result of this announcement, and the prior fulfilment of the condition in paragraph 9.6(b) of the Original Bidder's Statement (FIRB approval), the Offer is unconditional.

A copy of a notice freeing the Offer from defeating conditions under section 650F of the Corporations Act 2001 (Cth) is annexed to this Third Supplementary Bidder's Statement as part of Annexure A.

2.2   Announcement by Hess Group Australia Pty Ltd improving consideration under its offer for PLW shares

On 9 October 2003, Hess Group Australia Pty Ltd (Hess) announced an improvement in the consideration under its offer to $4.00 per PLW share. A copy of this announcement is annexed to this Third Supplementary Bidder's Statement as Annexure B.

2.3   Announcement by PLW

On 10 October 2003, PLW made an announcement in relation to the Offer and the variation to the offer made by Hess to match the Offer. The Independent Directors of PLW announced that they intend to recommend that shareholders accept the Hess offer for all their shares, subject to no better offer emerging. A copy of this announcement is annexed to this Third Supplementary Bidder's Statement as Annexure C.

2.4   Acceptance of Hess offer

On 13 October 2003, Allied Domecq made an announcement that it proposes to accept the offer by Hess for PLW and that it will apply to the Australian Securities and Investments Commission for consent to withdraw its offer. A copy of this announcement is annexed to this Third Supplementary Bidder's Statement as Annexure D.

3      Other information

Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this Third Supplementary Bidder's Statement.

A copy of this Third Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the content of this Third Supplementary Bidder's Statement.

Signed for and on behalf of Bidder following a resolution of the directors of Bidder.

13 October 2003

	By:	/s/ Geoffrey Gibson
	Name:	Geoffrey Gibson
	Title:	Director Allied Domecq Wines Australia Pty Ltd

Annexure A—Announcement freeing offer from defeating bid conditions and notice that offer is freed from defeating conditions

        [FREEHILLS LOGO]

This facsimile is confidential. If you are not the intended recipient, you must not disclose or use the information contained in it. If you have received this facsimile in error, please tell us immediately (reverse charges).

MLC Centre, Martin Place, Sydney NSW 2000 Australia	Telephone	+61 2 9225 5000 (switch) +61 2 9225 5606 (fax operator)
DX 361 Sydney	Facsimile	+61 9322 4000

Liability limited by the Solicitors' Limitation of Liability Scheme, approved under the Professional Standards Act 1994 (NSW)

From	Philippa Stone/Justin Mannolini
	Phone	02 9225 5000
To	The Manager Company Announcements Office Australian Stock Exchange Limited
	Fax	1900 999 279
Pages	3

9 October 2003	Our ref	PJS:JJM:30G
	Matter no	80196637
	Doc no	Sydney\004503458

Dear Sir/Madam

Allied Domecq's bid for Peter Lehmann Wines declared unconditional

We act for Allied Domecq Wines Australia Pty Ltd (Allied Domecq Wines Australia) in relation to its off-market takeover bid for all the ordinary shares in Peter Lehmann Wines Limited.

We attach an announcement by Allied Domecq Wines Australia in relation to the takeover bid.

We also attach, by way of service pursuant to paragraph 650F(3)(a) of the Corporations Act 2001 (Cth), a notice declaring that the offers have been freed from all remaining defeating conditions.

Yours faithfully

FREEHILLS
/s/ PHILIPPA STONE Philippa Stone Partner	p.p. /s/ JUSTIN MANNOLINI Justin Mannolini Partner

13 October 2003

Allied Domecq PLC Bid for Peter Lehmann Wines Limited Declared Unconditional

Allied Domecq PLC (Allied Domecq) today announces that it has declared its Offer for Peter Lehmann Wines Limited (PLW), through its wholly owned subsidiary Allied Domecq Wines Australia Pty, free of all remaining conditions. Allied Domecq will also accelerate dispatch of payment to shareholders to within five days after acceptance.

This decision has been made following completion of Allied Domecq's review of the PLW Target's Statement and final due diligence.

The Allied Domecq Offer of $4.00 per PLW share represents a 15 cents per share (3.9%) premium to the $3.85 per share offer by Hess Group Australia Pty Ltd.

Commenting on developments, Allied Domecq Chief Executive Philip Bowman said:

"PLW shareholders can now compare two unconditional offers, which both provide for payment within five days of acceptance. At $4.00 per PLW share, the Allied Domecq offer is 3.9% higher than the Hess offer and guarantees shareholders an extra 15 cents per share.

"We look forward to receiving the endorsement of the PLW Independent Directors and encourage PLW shareholders to accept our Offer without delay."

Further information

Summary information on Allied Domecq can be obtained from its website, www.allieddomecq.com. Original high-resolution photographs are available to the media free of charge at www.newscast.co.uk +44 207 608 1000.

Allied Domecq PLC (UK)	Savage & Horrigan Australia
Media Stephen Whitehead Director of Corporate Affairs +44 (0) 20 7009 3927/+44 (0) 7880 783 532	Jane Mussared Allied Domecq Spokesperson (Australia) Tel: 0404 852 813
Anthony Cardew Cardew Chancery +44 (0) 20 7930 0777	Jennifer Horrigan Savage & Horrigan Tel: 02 9268 1501/0414 539 441
Allied Domecq Investor Relations Peter Durman +44 (0) 7771 974 817

PLW Shareholder Inquiries

Inquiries from Peter Lehmann Wines Limited shareholders will not be taken on the above numbers. All such inquiries should be directed to the Peter Lehmann Wines Offer Information Line on (Australia) 1300 766 699 or (outside Australia) +61 2 9240 7458. For legal reasons calls to these numbers will be recorded.

Allied Domecq Wines Australia Pty Ltd (ACN 106 330 394)
Company notice—section 650F Corporations Act 2001
Notice that defeating condition to takeover bid freed

To:	Australian Stock Exchange Limited Peter Lehmann Wines Limited ACN 059 347 910 ("PLW")

        For the purposes of section 650F of the Corporations Act 2001 (Cth), Allied Domecq Wines Australia Pty Ltd gives notice declaring that:

1.	its offers for all the ordinary shares in PLW (Offers) are free from the following conditions in section 9.6 of its bidder's statement dated 22 September 2003:
	(a)	9.6(a)	51% minimum acceptance;
	(b)	9.6(c)	No material adverse effect;
	(c)	9.6(d)	No significant transactions by PLW;
	(d)	9.6(e)	No persons exercising rights under certain agreements or instruments;
	(e)	9.6(f)	No adverse interests; and
	(f)	9.6(g)	No prescribed occurrences; and
2.	its voting power in PLW is 14.53%.

Date: 9 October 2003

Annexure B—Announcement by Hess improving its consideration

[GILBERT TOBIN LOGO]

TO	Manager, Company Announcements Platform	FROM	Rachel Launders
AT	Australian Stock Exchange Limited	DIRECT LINE	02 9263 4143
FACSIMILE	1900 999 279	OUR REF	RAL:231411
DATE	9 October 2003	PAGES	2

This facsimile is solely for the use of the addressee and may contain information which is confidential or privileged.
If you receive this facsimile in error, please notify us immediately and we will arrange for its return at our expense.
Liability limited by the Solicitors Scheme approved under the Professional Standards Act 1994 (NSW).

HESS GROUP AUSTRALIA PTY LIMITED/PETER LEHMANN WINES LIMITED (PLW) TAKEOVER OFFER

Attached is an announcement made by Hess Group Australia Pty Limited today, in relation to its takeover bid for Peter Lehmann Wines Limited.

        Yours Sincerely

        Rachel Launders

2 Park Street Sydney NSW 2000 Australia    GPO Box 3610 Sydney NSW 2001 DX 10348 SSE
email@gtlaw.com.au    www.gtlaw.com.au    Telephone +61 2 9263 4000    Facsimile +61 2 9263 4111

[HESS LOGO]

HESS INCREASES ITS UNCONDITIONAL BID FOR
PETER LEHMANN WINES (PLW) TO $4.00

Hess Group Australia (Hess) today increased its unconditional cash offer to $4.00 per PLW share. Hess will pay the increased price of $4.00 per share to any PLW shareholder who has already accepted the previous Hess offer of $3.85 per share.

PLW is likely to continue with a number of minority shareholders after the close of the offers. This is because, given Mr Peter Lehmann's publicly stated intention not to sell any of his shares, neither Hess not Allied would be able to compulsorily acquire those shareholders who do not accept an offer.

The Hess offer, at $4.00 per share, is now at the same price as the offer made by Allied. However, the two offers are not the same, and the intentions of the bidders are not the same. Hess believes the interests of PLW and its shareholders are best served by the Hess Offer for a number of reasons.

  •
  The Hess offer is totally flexible

    A shareholder can accept the Hess offer for all of their shares or accept for only part of their shareholding (and continue with an investment in PLW).

    However, under the Allied offer a shareholder can only accept for all of their PLW shares.

  •
  No review of the dividend policy

    Hess does not intend to review the dividend policy of PLW.

    Allied has stated that it may require the dividend policy of PLW to be revised, so PLW retains more of its profits.

  •
  No termination of distribution arrangements

    Hess does not intend to cause PLW to incur the costs associated with changing or terminating PLW's wine distribution arrangement. The Hess Collection Winery Inc was recently selected by the PLW board and management to be the distributor of PLW wines in the USA. Hess is very confident that this arrangement will be a great success for PLW.

    Allied has stated that it intends to review PLW's existing wine distribution arrangements and that this may lead to termination of existing arrangements, including the USA distribution agreement.

Hess has great respect for the PLW business, its branding, its management, and its future and believes it can help continue the growth and success of PLW.

Hess encourages PLW shareholders to accept the Hess Offer. Those who do will be paid within five days of Hess receiving a valid acceptance.

Enquiries

Stephen Chapman Director Baron Partners Limited (corporate adviser to Hess) T: (02) 9232 5500 M: 0414 243 675	Dr Max Lienhard Chairman & CEO Hess Group AG T: +41 31 970 3131 (AEST minus 8 hours) M: +41 79 384 5293

Annexure C—PLW announcement

[PETER LEHMANN LOGO]

UPDATE ON TAKEOVER OFFER

Peter Lehmann Wines ("PLW") notes the recent amendments to the Allied and Hess Offers announced on 9 October 2003. Both Allied and Hess are now offering $4.00 cash per PLW share and both Offers are unconditional.

The situation remains fluid and there could be a further change to either Offer.

The Independent Directors, Messrs Richard England, Harold Tilley and Neil Lister, intend to meet on Tuesday 14 October, to provide their final recommendation to enable shareholders sufficient time to accept an offer.

Notwithstanding this, the Directors of PLW believe it is appropriate to convey their current views to shareholders.

The Directors note each Offer is identical in terms of price, payment terms and being unconditional. However, the Hess Offer allows you to accept for only part of your shareholding if you wish.

The Independent Directors believe it is important to make a recommendation to shareholders for one of the Offers and have therefore considered the following factors:-

  Under either offer it is likely that some PLW shareholders will elect to remain as minority investors in PLW. As such, the Independent Directors are sensitive to their interests.

  Hess has forged a positive relationship with PLW's management which may make the transition to their control smoother than a transition to Allied control.

  The potential short-term implications to PLW of a change of control. In this regard, it is noted that Allied has stated that they intend to change PLW's distribution arrangements and potentially accelerate capital expenditure. These factors, and the costs associated with them, may impact negatively on short-term performance and dividends.

Having taken all of these factors into account, the Independent Directors intend to recommend that, on balance, shareholders accept the Hess Offer for all of their PLW Shares, subject to no better offer emerging but continue to advise that shareholders wait for further advice.

All PLW Directors consider there are a number of implications for shareholders electing to remain as minority shareholders in PLW. These are explained in detail in the Target's Statement which has already been sent to you.

In light of the variations to each Offer the Non Independent Directors, Messrs Doug Lehmann, Roger Wilson and Robert Edwards, confirm their opinion the Hess Offer is the better Offer for all shareholders and the Company.

For clarity during this interim period, the Directors also wish to advise Shareholders of the following:

a)
Acceptance of the Hess Offer

  If you accept the Hess Offer you will have sold your shares unconditionally and will be entitled to the proceeds of $4.00 per share which will be paid to you under the terms of the offer within five days. You will receive any increase in price that Hess may offer. After acceptance of the Hess Offer you cannot withdraw your acceptance to accept the Allied Offer.

b)
Acceptance of the Allied Offer

  If you accept the Allied Offer you will have sold your shares unconditionally and will be entitled to the proceeds of $4.00 per share which will be paid to you under the terms of the offer within five days. You will receive any increase in price that Allied may offer. After acceptance of the Allied Offer you cannot withdraw your acceptance to accept the Hess Offer.

PLW shareholder that have any questions should contact PLW's shareholder information line on 1800 008 842.

Contact details
Richard England
Chairman
Mobile: 0419 806 674

Peter Lehmann Wines Limited    ABN 53 059 347 910,    PO Box 315, Tanunda SA 5352 Australia
Telephone (08) 8563 2500 International +61 8 8563 2500    Fax (08) 8563 3402 International +61 8 8563 3402
www.peterlehmannwines.com

Annexure D—Announcement by Allied Domecq

        [FREEHILLS LOGO]

This facsimile is confidential. If you are not the intended recipient, you must not disclose or use the information contained in it. If you have received this facsimile in error, please tell us immediately (reverse charges).

MLC Centre, Martin Place, Sydney NSW 2000 Australia	Telephone	+61 2 9225 5000 (switch) +61 2 9225 5606 (fax operator)
DX 361 Sydney	Facsimile	+61 9322 4000

Liability limited by the Solicitors' Limitation of Liability Scheme, approved under the Professional Standards Act 1994 (NSW)

From	Philippa Stone/Justin Mannolini
	Phone	02 9225 5000
To	The Manager Company Announcements Office Australian Stock Exchange Limited
	Fax	1900 999 279
Pages	2

13 October 2003	Our ref	PJS:JJM:30G
	Matter no	80196637
	Doc no	Sydney\004510809
	FOR IMMEDIATE RELEASE

Dear Sir/Madam

Allied Domecq to accept revised Hess offer

We act for Allied Domecq Wines Australia Pty Ltd (Allied Domecq Wines Australia) in relation to its off-market takeover bid for all the ordinary shares in Peter Lehmann Wines Limited.

We attach an announcement by Allied Domecq Wines Australia in relation to the takeover bid.

Yours faithfully

FREEHILLS
/s/ PHILIPPA STONE Philippa Stone Partner	/s/ JUSTIN MANNOLINI Justin Mannolini Partner

13 October 2003

Allied Domecq PLC to accept revised Hess offer for
Peter Lehmann Wines Limited

Allied Domecq PLC (Allied Domecq) today announced that it proposed to accept the revised offer by Hess Group Australia Pty Ltd (Hess) for Peter Lehmann Wines Limited (PLW).

On 9 October 2003, Hess announced that it proposed to match the Allied Domecq offer by increasing its unconditional offer for PLW to $4.00 per share. The Independent Directors of PLW subsequently announced that they intend to recommend that shareholders accept the Hess offer for all of their shares, subject to no better offer emerging.

Commenting on developments, Allied Domecq Chief Executive Philip Bowman said:

"While we remain firm believers in the potential of PLW under the control of Allied Domecq, we have an obligation to generate value for our own shareholders. Despite the significant cost and revenue synergies that we believe would accrue to PLW as part of the Allied Domecq group, we do not believe that it would be in the interests of our shareholders to increase our offer further."

"Accordingly, we have informed the board of PLW that we propose to accept the Hess offer for our entire stake. In order to minimise ongoing uncertainty for PLW, we would encourage other shareholders to do the same."

PLW produce some exceptional wines; I wish the company and its employees every success going forward."

Allied Domecq will also apply to the Australian Securities and Investments Commission for consent to withdraw its offer.

Further information

Summary information on Allied Domecq can be obtained from its website, www.allieddomecq.com. Original high-resolution photographs are available to the media free of charge at www.newscast.co.uk +44 207 608 1000.

Allied Domecq PLC (UK)	Savage & Horrigan Australia
Media Stephen Whitehead Director of Corporate Affairs +44 (0) 7009 3927/+44 (0) 7880 783 532	Jane Mussared Allied Domecq Spokesperson (Australia) Tel: 0404 852 813
Anthony Cardew Cardew Chancery +44 (0) 20 7930 0777	Jennifer Horrigan Savage & Horrigan Tel: 02 9268 1501/0414 539 441
Allied Domecq Investor Relations Peter Durman +44 (0) 7771 974 817

PLW Shareholder Inquiries

Inquiries from Peter Lehmann Wines Limited shareholders will not be taken on the above numbers. All such inquiries should be directed to the Peter Lehmann Wines Offer. Information Line on (Australia) 1300 766 699 or (outside Australia) +61 2 9240 7458. For legal reasons calls to these numbers will be recorded.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 13, 2003
ALLIED DOMECQ PLC
	By:	/s/ CHARLES BROWN
	Name:	Charles Brown
	Title:	Director of Secretariat & Deputy Company Seceretary

QuickLinks

  Annexure A—Announcement freeing offer from defeating bid conditions and notice that offer is freed from defeating conditions
Allied Domecq PLC Bid for Peter Lehmann Wines Limited Declared Unconditional
Allied Domecq Wines Australia Pty Ltd (ACN 106 330 394) Company notice—section 650F Corporations Act 2001 Notice that defeating condition to takeover bid freed
  Annexure B—Announcement by Hess improving its consideration
HESS INCREASES ITS UNCONDITIONAL BID FOR PETER LEHMANN WINES (PLW) TO $4.00
  Annexure C—PLW announcement
UPDATE ON TAKEOVER OFFER
  Annexure D—Announcement by Allied Domecq
SIGNATURE